Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

MEDIA:	Webcast
STATION:	krld.com
MARKET:	Nationally Webcast
DATE:	10/05/09
TIME:
PROGRAM:	CEO Spotlight
SUBJECT:	David Johnson

0:00:00  David Johnson, Host:
Y’know last week, I guess, we were calling it a mega merger Monday. Lots of deals being done. But one, eh—one of the biggest, certainly—one of the most intriguing was one that was just right here at home: Affiliated Computer, ACS, selling out for, uh, six billion dollars to Xerox. So, how does this look, uh, a week later? Lynn Blodgett’s the CEO of ACS, an’ joins us right now.

It’s good to have you with us.

00:00:25  Lynn R. Blodgett, President and CEO, Affiliated Computer Systems, Inc.:
Good to be with you too, David, thank you.

00:00:29  Johnson:
Lynn, the—I saw you—I know you spent last week out talking to customers and talking, I’m sure, to shareholders and, I know, talking to, to yeh—your third constituency, and that is, all the employees of ACS around the country. What was the message?

00:00:43  Blodgett:
Well, the message is, that, uh, we believe this is a—an, uh, great, ah, opportunity, a great development, a positive development for, for all three constituents. And, ah, just tryin’ to—muh—most of the time was really just explaining the story, helping people to understand, uh, the rationale and why this makes sense.

00:01:02  Johnson:
The, the—uh, for—leh—let’s start with the employees, because unlike some mergers, and I think, ah, of Hewlett Packard and, and EBS, maybe, because Hewlett Packard was already in the consulting services business pretty aggressively—we saw a lot of layoffs there. So, the expectation is that Xerox is not heavily in your business, and, nor are you heavily in your business, so—eh, am I right that there’s not gonna be a lot of job layoffs?

00:01:26  Blodgett:
There, there is not. I mean, the, the intention here is not a, a classic, y’know, combining of two like companies and trying to, uh, y’know, do a lot of the ba—values through, y’know, synergies of, ah, eliminating people for, eh—just inherent in that.  Ah, y’know, there are some things that’re—that are duplicate, y’know, where you have to look at some of your public—y’know, the fact that, well, you, yeh—instead of having two public companies, you now have one public company, and so there’s little bit of replication there. And some— y’know, some sort of practical things like that, which are important , and it’s dealing with people and so on. But, but in terms of having a big, ah, y’know strategic plan to, ah, eliminate a lot of people, that’s not part of it at all.

00:02:09  Johnson:
Yknow, ah, I, I, I, I think I understand why Xerox thinks you’re attractive. The stock’s been steady, it’s a steady income stream. We’ve seen EDS, and then Perot Systems, and now you bought out, so I’m convinced that—y’know this is, this is the future. I guess on the flipside is, why do you need Xerox?

00:02:27  Blodgett:
Well, that’s a great question, that—Xerox is, uh—and the—there’re, fah—three key things that, that Xerox brings to ACS. One is the ss—the scale, the size. Y’know, the world’s getting, uh—the world’s getting bigger, in terms of competition. And you, you’ve named, uh, yeah, what, what’s happened with EDS and HP, y’know? The combining there, the combining of Dell and Perot, uh—ah, and of course, IBM is such a, ahm, y’know, behemoth, ah, always has been, and—so, being part of a, y’know, twenty-plus-billion-dollar company, ah, is, is helpful. Is, this—just—so just the scale, we think, is helpful.

The second is, ah, at—mm, mm—the—ah, that Xerox has, eh, one of the great brands of the world. And ACS is a wonderful company. It’s well known in many parts of the United States. And there are certain parts of the world where people know who we are, but generally speaking, we’re not—y’know, we don’t spend a lotta money on marketing and, and brand development, and, eh, we’ve made a lot of headway in the last couple years, but nothing in, in comparison to a brand like Xerox. And so, having a global brand, we think, is important. And tha—the reason, eh, for that is that as we—as competition, y’know, continues to, to ah, strengthen and so on, ah, y’know, compee—companies get bigger, and brands get bigger. Ah, we need to be able to have, ah, essentially have permission, I—geh—geh—if you could think of it that way, have permission to be able to go into major organizations around the world. And ih—and we—when you have a strong brand name, it, it allows you to do that. The—in heh—ah, also, accompanying that is the, the fact that Xerox has a global account management structure. A, eh, a situation where they have about their five hundred largest accounts around the globe—‘bout half of those in the U.S., ‘bout half outside the U.S.—who have global account executives who are assigned to do nothing but try to build the—what we call the wallet share within that particular cant—account. And so, they’re always looking for, for new things. So it’s not—they’re not the salespeople. These are people who are working with the c-level executives and trying to just, eh, uncover opportunities within major accounts. So it’s relatively, we think, relatively easy to introduce our salespeople into that channel. And that, ah, suddenly gives us, y’know, in, in the—ah, yeh—in Europe, for example, y’know, access to the two hundred and fifty largest companies or, at least, Xerox’s two-hundred fifty…

00:04:59  Johnson:
Mm-hmm.

00:04:59  Blodgett:
…largest clients and, and be able to get in there and have those, ah, have those c-level introductions. And we just think that’s gonna be a tremendous, uh, ah, uh, y’know, open a lot of doors for us.

00:05:10  Johnson:
Yeh—you think this, ah, th—th—there don’t appear to be any—to me, anyway, any logical conflicts. Y’think this breezes through the Justice Department and is, and is an eely—easy closing?

00:05:21  Blodgett:
Oh, I think, from the, ah, Hart-Scott perspective, I, I don’t—eh, y’know, never say never, and—not trying to make the government’s judgment for them, but, ah, ah, we don’t expect there’ll be an issue with that.

00:05:34  Johnson:
Mm, all right. Lot a’ happy shareholders and maybe reassured en—employees after that ACS deal. Lynn Blodgett’s the CEO.

It’s good to have you with us.

00:05:41  Blodgett:
Good to be with you…

00:05:42  Johnson:
Th—…

00:05:42  Blodgett:
…thank you.

00:05:44  Johnson:
…thanks. I’m David Johnson, News Radio 1080, KRLD.

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.